Filed by Oclaro, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-6

under the Securities Exchange Act

Subject Company: Oclaro, Inc.

Filer’s SEC File No.: 000-30684

Registration Statement No.: 333-224991

Date: June 20, 2018

IMPORTANT REMINDER TO VOTE YOUR PROXY

June 20, 2018

Dear Stockholder:

As of the date of this letter our records indicate your vote has not yet been received for the Special Meeting of Stockholders of Oclaro, Inc., which is scheduled to be held on Tuesday, July 10, 2018 at 8:00 a.m., Pacific time, at Oclaro’s headquarters located at 225 Charcot Avenue, San Jose, California 95131. At the Special Meeting you will be asked to vote upon, among other matters, the Agreement and Plan of Merger with Lumentum Holdings Inc. Please take a moment right now to vote your shares to ensure that your voice is heard in this very important decision regarding your investment.

The Oclaro board of directors unanimously recommends that Oclaro stockholders vote “FOR” the Merger Proposal, “FOR” the Compensation Proposal and “FOR” the Adjournment Proposal.

Your vote is important, please vote your shares today by telephone, internet, or by completing and mailing the enclosed proxy card. Remember – every share and every vote counts!

Please make sure your voice is heard in this important matter affecting your investment. If you have any questions or need a copy of the proxy statement/prospectus, please call MacKenzie Partners, Inc., which is assisting with the solicitation, toll-free at (800) 322-2885 or (212) 929-5500 or at proxy@mackenziepartners.com

If you have recently voted, please disregard this reminder and thank you for your attention to this important matter.

Sincerely,

Oclaro, Inc.

225 Charcot Avenue, San Jose, CA 95131

Additional Information and Where to Find It

OCLARO STOCKHOLDERS ARE ENCOURAGED TO READ THE PROXY STATEMENT/PROSPECTUS, DATED MAY 31, 2018, FOR THE SPECIAL MEETING AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) ON SCHEDULE 14A AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER.

Investors and security holders will be able to obtain these materials and other documents filed with the SEC (when they are available) free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Lumentum (when they become available) may be obtained free of charge on Lumentum’s website at www.lumentum.com or by directing a written request to Lumentum Holdings Inc., Investor Relations, 400 North McCarthy Boulevard, Milpitas, CA 95035. Copies of documents filed with the SEC by Oclaro (when they become available) may be obtained free of charge on Oclaro’s website at www.oclaro.com or by directing a written request to Oclaro, Inc. Investor Relations, 225 Charcot Avenue, San Jose, CA 95131.

Participants in the Merger Solicitation

Each of Lumentum Holdings Inc., Oclaro, Inc. and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of Oclaro stockholders in connection with the proposed transaction is set forth in the proxy statement/prospectus described above filed with the SEC. Additional information regarding Lumentum’s executive officers and directors is included in Lumentum’s definitive proxy statement, which was filed with the SEC on September 19, 2017. Additional information regarding Oclaro’s executive officers and directors is included in Oclaro’s definitive proxy statement, which was filed with the SEC on September 27, 2017. You can obtain free copies of these documents using the information in the paragraph immediately above.